March 20, 2012


U.S. Securities and Exchange Commission	                  BY EDGAR
100 F Street, N.E.
Washington, DC  20549

Attention:   Kevin Woody
             Accounting Branch Chief

Re:   Oakridge Holdings, Inc.
      Form 10-K
      Filed October 13,2011
      File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated March 8, 2012. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


Form 10-K for the year ended June 30, 2011

Financial Statements

10. Income Taxes

Comment: We have considered your response to our prior comment 1. Please provide us with a more detailed explanation of the "General Business Credit" referenced in your letter. Given that you amended your 2010 tax return to claim this credit for activities for the periods 2004 to 2010, explain to us how you determined there was not an error in your previously issued financial statements. Finally, tell us the balance of the related deferred tax asset for each quarterly period subsequent to June 30, 2011.

Response: In July, 2012 we were approached by a consulting firm regarding a study of the Company's research and development activities. The results of that study indicated the Company qualified for a research and development credits as follows:

Tax Year                        Fiscal Year                     R&D Credits
1998                            6/30/1999                       $ 9,198
1999                            6/30/2000                       $ 9,690
2003                            6/30/2004                       $24,698
2004                            6/30/2005                       $27,946
2005                            6/30/2006                       $30,129
2006                            6/30/2007                       $16,916
2007                            6/30/2008                       $16,916
2008                            6/30/2009                       $ 5,659
2009                            6/30/2010                       $26,563
2010                            6/30/2011                       $17,081
                                                                -------
                                                               $184,796
                                                                =======

At the time of our filing we did not consider this an error in our previously issued financial statements because the research and development credits were the result of the consultant's study performed in 2011.

If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 454-5112. My fax number is (651) 454-5143.


Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer